Exhibit 99.1

No. 52/08

IAMGOLD DECLARES EIGHTH CONSECUTIVE ANNUAL DIVIDEND

Toronto, Ontario, December 15, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to declare an annual dividend payment of USD$0.06 per share payable on January 12, 2009 to shareholders of record as of the close of trading on December 24, 2008.

 “We are pleased to announce our eighth consecutive annual dividend to shareholders.  The dividend represents a return to shareholders and continues to be an important component of our business management philosophy,” said William Pugliese, Chairman of the Board.  “Over the past year, IAMGOLD has remained focused on delivering solid operating results and we will continue that approach in 2009 and beyond.”

The dividend will be distributed in Canadian funds to all shareholders except those registered in the United States based on the U.S. to Canadian dollar exchange rate as issued by the Bank of Canada at the close of business on the record date, December 24, 2008.  For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on January 12, 2009 to be eligible dividends.

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 8 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec where it has a pipeline of development and exploration projects. It continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4743 Toll-free: 1-888-IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.